# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Century Communities, Inc., CIK 0001576940
CUSIP: 156504300
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado (CO), 80111
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-16-452034
Filed by CIK 0001610742

## Reporting persons
- Robert J. Francescon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,903,983; shared voting power 0; sole dispositive power 1,903,983; shared dispositive power 0; aggregate amount beneficially owned 1,903,983 (6.5% of the class)
  Comment: (1) Consists of 348,417 shares of Common Stock held directly by Robert J. Francescon and 250,000 shares of Common Stock held by the Robert Francescon Roth IRA. Also includes 887,793 shares held by RJF Century, LLC and 220,000 shares of Common Stock held by the Nicholas R. Francescon 2020 Trust. Robert J. Francescon, the sole member of RJF Century, LLC, has sole voting and dispositive power over the shares held by RJF Century, LLC. Robert J. Francescon, the sole trustee of the Nicholas R. Francescon 2020 Trust, has sole voting and dispositive power over the shares held by the Nicholas R. Francescon 2020 Trust. Includes 190,056 shares of Common Stock issued on February 4, 2026 upon the vesting and settlement of a performance share unit award based on the accomplishment of a three-year cumulative adjusted pre-tax income goal for a three-year performance period from January 1, 2023 to December 31, 2025 and 7,717 shares of Common Stock issued upon the settlement of related dividend equivalent rights.
  
  (2) This percentage is based on 29,050,515 shares of Common Stock of the Issuer outstanding as of December 31, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on January 29, 2026.

## Item 1. Issuer
Name of issuer: Century Communities, Inc.
Address of issuer's principal executive offices: 8390 East Crescent Parkway, Suite 650 Greenwood Village, Colorado 80111

## Item 2. Person Filing
Name of person filing: Robert J. Francescon
Address of principal business office or, if none, residence:
The principal address for Robert J. Francescon is:
8390 East Crescent Parkway, Suite 650
Greenwood Village, Colorado 80111
Citizenship: Robert J. Francescon is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Robert J. Francescon: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of Robert J. Francescon's cover page and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Robert J. Francescon: /s/ Robert J. Francescon, Robert J. Francescon (02/13/2026)